Exhibit 99.1

BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 15, 2012

Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 15, 2012 (the "Meeting") and the outcome of the vote.  A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 30, 2012 (the "Information Circular").

An aggregate of 79,259,455 common shares of Baytex (being 66.66% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of show of hands, except for matter #2 on which the votes were conducted by ballot.  The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex to be elected at the Meeting at seven.

Votes For		Votes Against
#	%	#	%
78,816,617	99.5	369,187	0.5

2.
Ordinary resolution to approve the selection of the following seven nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
John A. Brussa	49,332,663	70.7	20,409,518	29.3
Raymond T. Chan	63,143,675	90.5	6,598,506	9.5
Edward Chwyl	68,150,982	97.7	1,591,199	2.3
Naveen Dargan	68,175,861	97.8	1,566,320	2.2
R.E.T. (Rusty) Goepel	66,875,557	95.9	2,866,624	4.1
Gregory K. Melchin	68,199,800	97.8	1,542,381	2.2
Dale O. Shwed	68,136,183	97.7	1,605,998	2.3

3.
Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
78,607,009	99.2	645,443	0.8

4.	Advisory resolution to accept the approach to executive compensation disclosed in the Information Circular.

Votes For		Votes Withheld
#	%	#	%
65,546,249	94.0	4,183,073	6.0